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                                                                Exhibit 99(A)(7)

     This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to
    Purchase dated January 10, 2000, and the related Letter of Transmittal and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of
      Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction, the securities laws of which require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of the Company by one or more registered brokers or dealers, licensed under the laws of such jurisdiction, who may be engaged by the Company for such purpose.

                           JWGenesis Financial Corp.

                      Notice of Offer to Purchase for Cash

                   up to 1,166,667 Shares of its Common Stock

                            at a Purchase Price, Net

                              of $30.00 Per Share

  JWGenesis Financial Corp., a Florida corporation (the "Company"), hereby invites its stockholders to tender shares of its common stock, par value $0.001 per share (the "Shares"), to the Company at a price of $30.00 per Share, net to the seller in cash, without interest thereon (the "Purchase Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 10, 2000, and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). The Company will, upon and subject to the conditions of the Offer, purchase up to 1,166,667 Shares (or such lesser number of Shares as are properly tendered) at the Purchase Price. All Shares properly tendered and not properly withdrawn will be purchased, provided that if more than 1,166,667 Shares are validly tendered, the Company will purchase the Shares on a pro rata basis. Shares not purchased because of proration will be returned.

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THE OFFER WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON FRIDAY, FEBRUARY 11, 2000,
UNLESS EXTENDED. SHARES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.
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  The Company believes that, as a result of its June 1, 1999 sale of its subsidiary JWGenesis Clearing Corp., it has approximately $35 million of excess cash that it has not been able, and may not be able for the foreseeable future, to employ efficiently and effectively to produce returns on equity and earnings per share at the levels desired by the Company. The Company is making the Offer because it believes the purchase of Shares at the Purchase Price will (a) provide value to its stockholders; (b) reconfigure the Company's balance sheet to provide a higher return on equity; and (c) afford to those stockholders who desire liquidity an opportunity to sell a significant amount of Shares at a price close to recent market prices and without the usual transaction costs associated with open market sales. The Company believes that the Offer will result in a capital structure more consistent with the size and volume of the Company's current operations, including its corporate finance, capital markets, and underwriting activities, and will have the effect of increasing return on equity and earnings per share, assuming continuing profitability at approximately current levels. The Company also believes that the use of funds for the Offer will have no material impact on its ability to continue its corporate finance, capital markets, and underwriting activities at current levels and to expand such activities if attractive opportunities arise in the foreseeable future.

  The Board of Directors of the Company has approved the Offer. However, the Board of Directors makes no recommendation to stockholders as to whether to tender or refrain from tendering their Shares, and no person is authorized to make any such recommendation on behalf of the Company. The Company has been advised
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that each of its directors and executive officers who owns Shares intends to sell between 14.7% and 18.6% of his holdings (depending solely upon whether other persons exercise outstanding options before the expiration date of the Offer). Stockholders are urged to evaluate carefully all information in the Offer, consult with their own investment and tax advisors, and make their own decisions whether to tender Shares and, if so, how many Shares to tender.

  The Offer to Purchase and the related Letter of Transmittal and other relevant materials have been mailed to record holders of the Shares and furnished to brokers, dealers, banks, trust companies, and similar persons whose names, or the names of whose nominees, appear on the stockholders' list or, if applicable, who are listed as participants in a clearing agency security position listing, for subsequent transmittal to beneficial owners of Shares. The information required to be disclosed by Rule 13e-4(e)(1)(iii) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

  The Offer to Purchase and Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer.

  Requests for copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent as set forth below, and copies will be furnished promptly at the Company's expense.

                    The Information Agent for the Offer is:
                      American Stock Transfer & Trust Co.
                                 40 Wall Street
                           New York, New York  10005
                           Telephone: (718) 921-8200

January 12, 2000